Mail Stop 3561

      November 4, 2005

Gregory D. Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, New Jersey 07866

	Re: 	Able Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
      Filed October 17, 2005
		File No. 333-127573

		Preliminary Proxy Statement on Schedule 14A
		Filed October 4, 2005
		File No. 001-15035

Dear Mr. Frost:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. Please refer to comment 2 in our letter dated September 9, 2005.
Please provide the requested disclosure in the forepart of the document. Please present that information in a tabular format.
You
should include that information along with


the recent developments disclosure in a summary section that immediately follows the table of contents and precedes the risk factors section.

Description of Securities, page 18

Convertible Debentures and Warrants, page 18
2. We note your response to comment 3 in our letter dated
September
9, 2005. It does not appear that the July 12, 2005 private placement has been completed. The provisions in section 4.17 of the Securities
Purchase Agreement filed as exhibit 10.31 allow investors to purchase additional securities with the same terms as those issued in the July
12, 2005 private placement. Further, investors can elect to purchase additional shares at their own discretion instead of being irrevocably committed to purchase these securities. Please provide us with further analysis regarding whether the July 12, 2005 private placement has been completed. Also, analyze whether the continuing offering of the additional investment rights should be integrated with the July 12, 2005 offering. In that analysis, please include a discussion of the five factor test set forth in Securities Act Release No. 4552 (Nov. 6, 1962).

Certain Relationships and Related Transactions, page 66

Acquisition of All American Plazas, Inc., page 66
3. Please disclose the number of shares of restricted common stock you will deliver to the sellers of All American based on their ownership interest in you as of the closing date.

Recent All American Financing, page 67
4. It appears that you should include in this section the loan in the amount of $1,730,000 that you made to All American on July 27, 2005.

Other Transactions, page 68
5. Please disclose the value of the options you gave Timothy Harrington as of the award date. Please advise us whether Mr. Harrington sold the securities subject to the options or include those options in the beneficial ownership table.
6. Please disclose the amount of interest payable related to the $167,500 repayment by Unison Capital Corporation to you.


Preliminary Proxy Statement

Cover Page
7. Please disclose the number of shares you seek approval to issue in
connection with the issuance of convertible debentures.  It
appears
that you also intend to seek approval of shares to be issued as a result of the exercise of warrants. Please revise the disclosure throughout the document to discuss the shares of common stock underlying the warrants. Please provide the disclosure required by
Item 11(c) of Schedule 14A regarding the use of proceeds from the $2.5 million financing transaction you entered into in July 2005.
8. On March 3, 2005, you issued a press release discussing your potential acquisition of All American in which you indicated that that you had not "entered into any acquisition or other agreement formalizing the potential acquisition." In that press release, you indicated that you would acquire All American for approximately
$30
million based on a trading range from February 8 through February
28,
2005. However, you did not enter into the acquisition agreement until June 2005 and the exchange ratio you included in the acquisition agreement remains fixed based on the February 2005 range.
You should include disclosure throughout the proxy statement regarding the current value of the 11,666,667 shares of common stock
All American holders will receive and indicate that the value of this
common stock remains subject to change.  Provide similar
disclosure
regarding the additional $10 million of consideration (based on a
$3
stock price) All American holders may receive if certain financing is approved.

Please discuss whether you intend to modify the exchange ratio based on changes to the value of your common stock, and whether you will obtain an updated fairness opinion as a result of changes in your stock price. If not, please disclose why not. Please consider including a risk factor regarding these matters.

Questions and Answers about the Matters Subject to Vote, page 2

Why Are We Proposing the Acquisition and Seeking Approval for the Financing?, page 2
9. Please balance the disclosure concerning the reasons for the transaction with a discussion of potential risks and adverse effects associated with the transaction. Include in your discussion problems you foresee in integrating the two companies` operations.




What Vote is Required in Order to Approve the Acquisition
Proposal?,
page 2
10. In response to this question, you have stated that you will need the affirmative vote of a majority of the votes cast to approve the
All American acquisition. However, elsewhere you have indicated that approval requires the affirmative vote of 66-2/3% of the outstanding voting stock or two-thirds of the eligible votes cast. You also included conflicting disclosure regarding the effect of abstentions.
Please revise.

Summary, page 5

Termination, Amendment and Waiver, page 9
11. We note that certain conditions may be waived. Please disclose your intentions with respect to amending the proxy statement and resoliciting proxies in the event a material condition is waived.

Selected Historical Financial Information, page 11

All American Historical Financial Information, page 11
12. Please remove all the financial information included in this section for All American Plazas, Inc. Please refer to Item 301 of Regulation S-K for guidance on the information to be provided. While additional, insightful financial information may be provided to assist an investor, your statement of operations which shows each individual expense line item "for the month of July 2005" and "Year to Date" (which you did not define) is uninformative. Please present selected financial data for both All American Plazas, Inc. and Able
Energy, Inc.

Selected Unaudited Pro Forma Combined Financial Information, page
18
13. Please present the information required by Item 301 of Regulation
S-K showing the pro forma effect of your acquisition of All
American
Plazas, Inc. This information should be presented for the most recent fiscal year and interim period.
14. In a tabular format, please provide historical and pro forma per share data of Able Energy, Inc. and historical and equivalent pro forma per share data of All American Plazas, Inc. for the following items:

* Book value per share as of the date financial data is presented pursuant to Item 301 of Regulation S-K;
* Cash dividends declared per share for the periods for which financial data is presented pursuant to Item 301 of Regulation S-K;
and
* Income (loss) per share from continuing operations for the periods for which financial data is presented pursuant to Item 301 of Regulation S-K.

This information should be presented for the most recent fiscal year and interim period.

15. Please provide pro forma financial information as required and prescribed by Article 11 of Regulation S-X. Your presentation, which adds together your income statement with that of All American Plaza,
Inc.`s, is incorrect and insufficient in this regard. Additionally, please remove your pro forma income statement for the 12 months ended
June 30, 2006 or tell us why you have presented this information. If you have provided this information pursuant to Rule 11-03 of Regulation S-X, you must provide the forecasted information and the applicable disclosures in accordance with this Rule.

Risk Factors, page 20
16. You have drafted the risk factors from the standpoint of the combined company. The disclosure throughout this section, however, does not consistently provide disclosure for the combined company. For example, you have provided sales of home heating oil as a percentage of revenues, yet this amount appears to be presented for
Able Energy and not the combined company. Also, please clarify which part of your business will expand its franchise operations.
Please
revise to present this information on a combined basis or separately provide this disclosure.

Concentration of Wholesale Suppliers for Home Heating Oil, page 22
17. Please identify the three suppliers that provided Able Oil with approximately 60% of its heating oil requirements for the year ended
June 30, 2005.

The Acquisition Proposal, page 28
Background of the Acquisition, page 28
18. Please provide details regarding all meetings related to the negotiation of the asset purchase agreement. In this discussion, you should include the date of each meeting, the parties in attendance, how the consideration changed, if at all, alternative transactions considered and the negotiation of other material provisions of the asset purchase agreement. Please clarify your statement indicating that the terms of the asset purchase agreement were the result of arm`s length negotiations since All American is an affiliate. You should disclose when All American was introduced to you. Discuss fully your reasons to proceed with the transaction based on the exchange ratio consideration that was determined in February 2005 when the asset purchase agreement was not finalized until June 2005.

Our Reasons for the Acquisition and Financing . . ., page 31
19. Please disclose with equal prominence the positive and negative reasons that the board of directors considered in determining to proceed with the proposed acquisition.

Fairness Opinion, page 32
20. Please include all of the information required by Item
14(b)(6)
of Schedule 14A and Item 1015(b) of Regulation M-A. You should summarize the results of the comparable company, comparable transaction, contribution, liquidation and trading history analyses.
See Item 1015(b)(6) of Regulation M-A.
21. Please file the original and final opinions of Ehrenkrantz
King
Nussbaum as appendices to the proxy statement.
22. We note that Ehrenkrantz King Nussbaum received financial forecasts that it considered in the preparation of its opinion. Summarize in the proxy statement all material non-public information exchanged with or provided to the financial advisor. Also provide us with copies of these materials, including all projections. We may have additional comments.
23. Please provide us with a copy of the board books and any other materials distributed by Ehrenkrantz King Nussbaum to assist the board of directors in evaluating the transaction.

Information about All American, page 40
24. Please provide support for your statements of leadership throughout this section. For example, we note All American`s statement that it sold 5% of the diesel fuel in Pennsylvania during
2003 on page 41 and statements regarding Petro`s leadership on page
45. Also, please provide us with the sources of the statistical information upon which you rely. We note you specifically reference the 2003 U.S. Department of Transportation study, the FHA statistics, the IERF, Inc., First Research and INFORUM forecasts. Please provide us with the growth performance chart you refer to on page 40. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your proxy statement as necessary.
25. Please discuss the material terms of the franchise agreements
All
American entered into with Petro.

All American Realty & Construction, Inc., page 45
26. All American has indicated that it expects to enter into long term leases with large, national retail chains, such as Wal-Mart, Home Depot and Lowe`s. Please advise us whether All American has had any contact with these companies. If not, it should not identify these retailers in the proxy statement.

Indebtedness, page 47
27. The disclosure indicates that AAI intends to transfer the Carney
Properties & Energy Corp. and Belmont Truck Plaza to All American. Please clarify in the discussion of the asset purchase agreement which properties will be transferred to All American. Also, include disclosure regarding the transactions currently described in this section in the related party section of the proxy statement. In the final paragraph on page 45, please identify the entity you describe as "Newco."

Facilities, page 48
28. Please provide us with the appraisals discussed in this section, and provide the disclosure required by Item 14(b)(6) of Schedule
14A.

Environmental Matters, page 50
29. To the extent it is reasonably possible that you will incur losses related to your environmental matters, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses for each environmental matter discussed. Alternatively, if no losses are believed to be reasonably possible, please state this in your disclosure for each environmental matter discussed. See also the guidance provided in SAB Topic 5:Y and SOP 96-1.

Harrisburg Gables, page 51
30. Please provide the status of the DEP review and comment process.

Related Party Transactions, page 52
31. Please discuss the specific circumstances that led to a payment to Unison Capital Corporation in May 2005 of $167,500 and the subsequent discussions held that led to the conclusion that this payment was inappropriate.
Management`s Discussion and Analysis ..., page 52
32. Please revise your overview section to provide a balanced, executive level discussion of the most important matters on which the company`s management focuses in evaluating financial condition and operating performance. Consider including disclosure of key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
33. Expand this section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
For example, All American should consider discussing its research into bio-diesel and should discuss any expenses it will incur to update its fuel stations. Please refer to SEC Release No. 33-8350.

Beneficial Ownership of Our Securities, page 57
34. You have disclosed that Summitt Ventures, Inc. holds 5.4% of your securities.
We note that you did not include the Summitt Ventures holdings in Amendment No. 1 on Form S-1 to Form S-3 and note that you cancelled these shares on September 22, 2005, yet the disclosure in this section is as of September 24, 2005, a date after the cancellation of those shares. It does not appear that Summitt Ventures continues to hold Able Energy common stock. Please advise. If Summitt Ventures continues to hold your stock, please identify the person(s) who have voting or investment control over the common stock owned by Summitt
Ventures.  See interpretation 4S of the Manual of Publicly
Available
Telephone Interpretations (March 1999 supplement).




Market Price Information and Dividends, page 59
35. Please include disclosure regarding the notice you received from
The Nasdaq Stock Market on October 13, 2005.
36. You have discussed the market price of ISE common stock. Please clarify the relationship of ISE to Able Energy.
37. Please revise this section to include the high and low stock prices for the quarter ended June 30, 2005, the number of holders of your common stock and the number of holders of the shares of All American common stock at the latest practical date. Also define the latest practicable date used.

Annex B
38. Please provide the financial statements of All American
Plazas,
Inc. for the periods stated in Rule 3-05 of Regulation S-X, which refer to Rules 3-01 and 3-02 of Regulation S-X. Also, please ensure that your Management`s Discussion and Analysis of Financial
Condition
and Results of Operations and your Liquidity and Capital Resources sections are appropriately updated.

Audited Financial Statements for All American Plaza, Inc. and
Subsidiaries, September 30, 2004, page (B-I) F-1

Note 4 - Change in Ownership, page (B-I) F-10
39. Please provide the applicable disclosure required under paragraphs 51 and 52 of SFAS 141. Also, explain why goodwill was not recorded and why you have credited paid-in-capital for $8,585,556 for this transaction. Furthermore, since you have a change in ownership with a change in basis, predecessor and successor basis financials should be presented. Please revise your financials accordingly.


* * * *	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters.
Please contact Howard Baik, Attorney-Advisor, at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Gregory Frost, Esq.
	Ferber Frost Chan and Essner, LLP
	Fax:  (212) 944-7630

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Gregory D. Frost
Able Energy, Inc.
November 4, 2005
Page 1